82-03023

GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES RE-FILES 2005 MD&A AND CERTIFICATES

January 3, 2007

Golden Hope Mines Limited announces that, at the request of the Ontario Securities Commission, it has re-filed its Management Discussion and Analysis (the "MD&A) and its certificates (the "Certificates") of the CEO and CFO in respect of its annual filings for the year ended December 31, 2005 which had been previously filed. The re-filing of the MD&A's was necessary due to the omission of management's positive conclusion with respect to its assessment of the Company's disclosure controls. The re-filing of the Certificates was necessary due to the use of outdated forms in the previously filed certificates.

ON BEHALF OF THE BOARD

"Theodore Polisuk"

THEODORE POLISUK
President

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or* visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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